SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated June 4, 2020.

TRANSLATION

Autonomous City of Buenos Aires, June 4, 2020.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of YPF S.A.’s Board of Directors and in the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8, Chapter VI of the ByMA Listing Regulations, in order to inform you of the changes to the composition of YPF S.A.’s Board of Directors.

In that regard, we inform you that at its meeting held on June 4, 2020 the Company’s Board of Directors considered and decided to accept the resignation of Messrs. Pablo Edgardo Bizzotto and Marcos Miguel Browne, as Alternate Directors for Class D shares, strictly for personal reasons.

According to the provisions set forth in article 258 of the Ley General de Sociedades 19,550 and article 13 of YPF’s bylaws -Vacancies-, the members of the Supervisory Committee for Class D shares appointed in replacement, Mrs. Silvia Noemí Ayala and María Martina Azcurra as Alternate Directors for Class D shares, until the election of directors by the Shareholders’ Meeting.

It is also informed that the Board of Directors appointed Mr. Alejandro Daniel Lew as new CFO of the Company, reporting to the CEO. The positions of Finance Vicepresident, to be led by Mr. Luis Sas and Controller Vicepresident, led by Mr. Diego Martín Pando, will both report to Mr. Lew.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 4, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer